Exhibit 21.1

WK Kellogg Co SUBSIDIARIES

(COMMON STOCK OWNERSHIP)

WK Kellogg Co Subsidiaries	State or Other Jurisdiction of Incorporation
1906 Foreign Trading LLC	Delaware
1906 GBS Mex Co, S de RL de CV	Mexico
1906 Mexicali Co, S. DE R. L. DE C.V.	Mexico
BC Can Holding II LLC	Delaware
BC Mex Holding I LLC	Delaware
BC Mex Holding II LLC	Delaware